

Mail Stop 3720

August 14, 2008

Paul Soltoff
Chief Executive Officer
Sendtec, Inc.
877 Executive Center Drive West
Suite 300
St. Petersburg, Florida 33702

      Re: Sendtec, Inc.
            Amendment No. 1 to Registration Statement on Form S-3
            Filed on August 5, 2008
            File No. 333-151813

            Form 10-KSB for the Year Ended December 31, 2007
            Filed on April 9, 2008
            File No. 000-51702

            Form 10-KSB/A for the Year Ended December 31, 2007
            Filed on June 20, 2008
            File No. 000-51702

Dear Mr. Soltoff:

     We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your responses to our comment letter dated July 18, 2008 and are unable
        to agree with your analysis. Given the size of the offering relative to the number
        of shares outstanding held by non-affiliates, the nature of the offering and the
        selling security holders, the transaction appears to be a primary offering. Please
        amend the registration statement to Form S-1, fix the offering price of the
        common stock for the duration of the offering and identify each of the selling
        stockholders as underwriters in the filing. Alternatively, you may reduce the size
        of the offering.

Selling Stockholders, page 8

2.   Please update the information in this section to the most recent practicable date.

3.   Please expand your disclosure to discuss the material terms of the voting
        agreement entered into in connection with the recapitalization transaction,
        including the names of the parties thereto and their aggregate beneficial
        ownership.

Other Securities Purchased by the Selling Stockholders, page 12

4.   We note your response to comment 12 in our comment letter dated July 18, 2008.
        Please revise your disclosure to identify the relevant selling stockholder in each of
        the transactions outlined and provide a sufficient level of detail as to how the
        securities were acquired by the selling stockholders.

Part III
Item 16. Exhibits

5.   We note that the voting agreement between the company and the selling
        stockholders does not appear as an exhibit to the registration statement. Please
        file the agreement in its entirety, including all exhibits thereto.

Paul Soltoff
Sendtec, Inc.
August 14, 2008
Page 3

Form 10-KSB for the Year Ended December 31, 2007
Form 10-KSB/A for the Year Ended December 31, 2007

Part II

Item 7. Financial Statements
Financial Statements

Note 2 – Liquidity Financial Condition and Legal Matters, page F-5

6.   Refer to your response to comment 20 in our comment letter dated July 18, 2008. We note that you state that you are not obligated to pay the respective publishers if you do not get paid by your customer. Based on these terms, it appears the revenues from such contractual relationships should be recorded on a net basis pursuant to the guidance in EITF 99-19. Please provide us with a detailed analysis of your accounting for these arrangements using the guidance in EITF 99-19 in support of your belief that gross revenue recognition is appropriate.

                        *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349, or Terry French, Accounting Branch Chief, at (202) 551-3810, if you have any questions regarding comments on the financial statements and related matters. Please contact Jorge A. Rivera, Staff Attorney, at (202) 551-3786, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

c: Michael Taylor, Esq.
    Holland & Knight LLP
    Via facsimile: (561) 650-8399